

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

John Ederer
Chief Financial Officer
Model N, Inc.
777 Mariners Island Boulevard, Suite 300
San Mateo, CA 94404

      Re: Model N, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2023
           File No. 001-35840

Dear John Ederer:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Technology

cc: Errol Hunter